SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-KSB  [_] Form 11-K   [_] Form 20-F   [_] Form 10-Q
              [_] Form N-SAR

     For Period Ended: December 31, 2007

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

     For the Transition Period Ended: __________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

________________________________________________________________________________

PART I - REGISTRANT INFORMATION

                           InkSure Technologies, Inc.
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                             Full Name of Registrant

________________________________________________________________________________
                            Former Name If Applicable

                        1770 N.W. 64th Street, Suite 350
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            Address of Principal Executive Office (Street and Number)

                         Fort Lauderdale, Florida 33309
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                            City, State and Zip Code


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PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]  | (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]  | (b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

     The Form 10-KSB for the fiscal year ended December 31, 2007 could not be filed within the prescribed time period due to unanticipated delays arising in finalization of the disclosures in the Annual Report on Form 10-KSB.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Elie Housman                     954                      772-8507
------------------------- --------------------------- -------------------------
        (Name)                     (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                               [X] Yes     [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                               [X] Yes     [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See Attachment

                           InkSure Technologies, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2008                        By: /s/ Elie Housman
                                            ---------------------
                                            Chairman and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).


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                        ATTACHMENT TO PART IV-ITEM (3) OF
                                   FORM 12B-25
                           INKSURE TECHNOLOGIES, INC.

                     WITH RESPECT TO ITS FORM 10-KSB FOR THE
                          YEAR ENDED DECEMBER 31, 2007

     The registrant expects to report in its Annual Report on Form 10-KSB for the year ended December 31, 2007 (the "2007 Year") revenue of approximately $2,890,000 for the 2007 Year, an increase of approximately 44% from net revenue of approximately $2,002,000 for the year ended December 31, 2006 (the "2006 Year"). Net losses remained relatively constant at $3,078,000 for the 2007 Year as compared to $3,112,000 for the 2006 Year.